Exhibit 99.1
DoubleDown Interactive Reports Record Fourth Quarter and Full Year 2025 Financial Results

SEOUL, KOREA – February 11, 2026 — DoubleDown Interactive Co., Ltd. (NASDAQ: DDI) (“DoubleDown” or the “Company”), a leading developer and publisher of digital games on mobile and web-based platforms, today announced unaudited financial results for the fourth quarter and full year ended December 31, 2025.
Fourth Quarter 2025 vs. Fourth Quarter 2024 Summary:
•Revenue was $95.8 million in the fourth quarter of 2025 compared to $82.0 million in the fourth quarter of 2024.
◦Revenue from the Company’s social casino/free-to-play games was $79.7 million in the fourth quarter of 2025, a 9.3% increase from the fourth quarter of 2024. The 2025 fourth quarter revenue includes the first full-quarter of revenue from WHOW Games GmbH (“WHOW Games”) which was acquired by the Company on July 14, 2025.
◦Direct-to-Consumer1 (“DTC”) revenue rose to $26.0 million, which represented 33% of total social casino game revenue in the fourth quarter of 2025, compared to $9.2 million representing 13% of total social casino game revenue in the fourth quarter of 2024.
◦Revenue from SuprNation, the Company’s iGaming subsidiary, increased 78.2% in the fourth quarter year over year to $16.1 million, primarily as a result of the Company’s continuing focus on new player acquisition.
•Operating expenses were $65.9 million in the fourth quarter of 2025 compared to $47.8 million in the fourth quarter of 2024, primarily due to impairment loss recognized for SuprNation’s goodwill and the inclusion of WHOW Games expenses.
•Profit for the interim period (excluding non-controlling interest) was $24.1 million, or earnings per fully diluted common share of $9.72 ($0.49 per American Depositary Share (“ADS”)), in the fourth quarter of 2025, compared to profit for the interim period (excluding non-controlling interest) of $35.7 million, or earnings per fully diluted common share of $14.40 ($0.72 per ADS), in the fourth quarter of 2024. The decrease primarily reflects a non-cash impairment loss of SuprNation goodwill. Each ADS represents 0.05 share of a common share.
•Adjusted EBITDA was $40.6 million for the fourth quarter of 2025, compared to $35.1 million in the fourth quarter of 2024. Adjusted EBITDA margin was 42.4% in the fourth quarter of 2025 and 42.9% in the fourth quarter of 2024.
•Beginning in the fourth quarter of 2025, social casino KPIs are inclusive of those from WHOW Games.
◦Payer Conversion for the Company’s social casino/free-to-play games increased to 9.6% in the fourth quarter of 2025 from 6.9% in the fourth quarter of 2024, primarily as a result of the inclusion of WHOW Games, which has a higher Payer Conversion rate.
◦Average Revenue Per Daily Active User (“ARPDAU”) for the Company’s social casino/free-to-play games increased to $1.35 in the fourth quarter of 2025 from $1.30 in the fourth quarter of 2024.
1 Direct-to-Consumer revenue represents revenue from purchases made through Company-owned channels, including web storefront transactions and other direct payment flows.

◦Average monthly revenue per payer for the social casino/free-to-play games decreased to $198 in the fourth quarter of 2025 from $282 in the fourth quarter of 2024, primarily as a result of the inclusion of WHOW Games, which has a lower average revenue per payer.
•Net cash flows from operating activities were $42.6 million in the fourth quarter of 2025 from $45.9 million in the fourth quarter of 2024.
“Our fourth quarter results end a solid year of executing on our strategic plan of expanding our revenue across products and geographies while growing the direct-to-consumer (DTC) revenue streams,” said In Keuk Kim, Chief Executive Officer of DoubleDown. “With the first full quarter of WHOW Games results, our fourth quarter social casino revenue grew approximately 9% year-over-year. And, our DTC revenue grew to over 30% of total social casino revenue in the fourth quarter as a result of our continuing efforts to promote DTC channels to customers. Finally, our SuprNation iGaming subsidiary saw 78% year-over-year growth in the fourth quarter, reflecting our continued success in prudently scaling new player acquisition activities.”
“Our operating focus continues to drive a high conversion of revenue to cash flow, resulting in fourth quarter net cash flow from operations of $42.8 million. With this, DoubleDown’s balance sheet remains solid and allows the company to pursue additional value-building transactions that can further diversify our revenue sources and geographic presence. We ended the fourth quarter with an aggregate net cash position of approximately $455 million. With our consistent free cash flow generation and strong balance sheet, we have considerable flexibility to grow organically and through M&A to enhance shareholder value.”
Full Year 2025 vs. Full Year 2024 Summary
•Revenue was $359.9 million in the year ended December 31, 2025 compared to $341.3 million in the year ended December 31, 2024.
◦Revenue from the Company’s social casino/free-to-play games was $299.0 million in the year ended December 31, 2025, a 3.0% decrease from the year ended December 31, 2024. The 2025 full year revenue includes the partial year revenue from WHOW Games which was acquired by the Company on July 14, 2025.
◦DTC revenue rose to $62.1million, which represented 21% of total social casino game revenue in the year ended December 31, 2025, compared to $30.7 million representing 10% of total social casino game revenue in 2024.
◦Revenue from SuprNation, the Company’s iGaming subsidiary, increased 84.5% in the year ended December 31, 2025 to $61.0 million, primarily as a result of the Company’s continuing focus on new player acquisition.
•Operating expenses in the year ended December 31, 2025 were $233.0 million, compared to $204.3 million in the year ended December 31, 2024, primarily due to impairment loss recognized for SuprNation's goodwill and the inclusion of WHOW Games expenses.
•Profit for the year (excluding non-controlling interest) was $102.5 million, or $41.37 per fully diluted common share ($2.07 per ADS) in the year ended December 31, 2025, as compared to profit for the year (excluding non-controlling interest) of $124.1 million, or $50.09 per fully diluted common share ($2.50 per ADS), in the year ended December 31, 2024. The decrease primarily reflects a non-cash impairment loss of SuprNation’s goodwill. Each ADS represents 0.05 share of a common share.
•Adjusted EBITDA in the year ended December 31, 2025 was $142.3 million, compared to $141.9 million in the year ended December 31, 2024.
•The 2025 full year KPIs reflect the impact of WHOW Games, since its acquisition by the Company on July 14, 2025.
◦Payer Conversion for the Company’s social casino/free-to-play games increased to 8.2% in the year ended December 31, 2025 from 6.7% in the year ended December 31, 2024, primarily as a result of the inclusion of WHOW Games, which has a higher Payer Conversion rate.
◦ARPDAU for the Company’s social casino/free-to-play games increased to $1.34 for the year ended December 31, 2025 from $1.30 for the year ended December 31, 2024.
◦Average monthly revenue per payer for the social casino/free-to-play games decreased to $236 for the year ended December 31, 2025 from $283 for the year ended December 31, 2024, primarily as a result of the inclusion of WHOW Games, which has a lower average revenue per payer.

•Net cash flows provided by operating activities in the year ended December 31, 2025 were $136.8 million from $148.4 million in the year ended December 31, 2024.
Summary Operating Results for DoubleDown Interactive (Unaudited)

	Three months ended December 31,		Year ended December 31,
	2025	2024	2025	2024
Revenue ($ MM)	$95.8	$82.0	$359.9	$341.3
Total operating expenses ($ MM)	(65.9)	(47.8)	(233.0)	(204.3)
Profit for the interim period/year ($ MM)	$24.1	$35.8	$102.7	$124.4
Profit for the interim period/year (excluding non-controlling interest)	$24.1	$35.7	$102.5	$124.1
Adjusted EBITDA ($ MM)	$40.6	$35.1	$142.3	$141.9
Profit margin	25.2%	43.6%	28.5%	36.5%
Adjusted EBITDA margin	42.4%	42.9%	39.5%	41.6%

Non-financial performance metrics(1)
Average MAUs (000s)	1,389	1,271	1,296	1,363
Average DAUs (000s)	637	619	616	653
ARPDAU	$1.35	$1.30	$1.34	$1.30
Average monthly revenue per payer	$198	$282	$236	$283
Payer conversion	9.6%	6.9%	8.2%	6.7%
(1)Social casino/free-to-play games only. The fourth quarter and full year KPIs are inclusive of those from WHOW Games.
Conference Call
DoubleDown will hold a conference call today, February 11, 2026, at 5:00 p.m. Eastern Time (2:00 p.m. Pacific Time) to discuss these results. A question-and-answer session will follow management’s presentation.
To access the call, please use the following link: DoubleDown Fourth Quarter and Full Year 2025 Earnings Call. After registering, an email will be sent, including dial-in details and a unique conference call access code required to join the live call. To ensure you are connected prior to the beginning of the call, please register a minimum of 15 minutes before the start of the call.
A simultaneous webcast of the conference call will be available with the following link: DoubleDown Fourth Quarter and Full Year 2025 Earnings Webcast, or via the Investor Relations page of the DoubleDown website at ir.doubledowninteractive.com. For those not planning to ask a question on the conference call, the Company recommends listening via the webcast.
A replay will be available on the Company’s Investor Relations website shortly after the event.
About DoubleDown Interactive
DoubleDown Interactive Co., Ltd. is a leading developer and publisher of digital games on mobile and web-based platforms. We are the creators of multi-format interactive entertainment experiences for casual players, bringing authentic Vegas entertainment to players around the world through an online social casino experience. The Company’s flagship social casino title, DoubleDown Casino, has been a fan-favorite game on leading social and mobile platforms for years, entertaining millions of players worldwide with a lineup of classic and modern games. The Company’s subsidiary, SuprNation, also operates three real-money iGaming sites in Western Europe while the newly acquired subsidiary, WHOW Games, operates social casino gaming business in Europe, mainly in Germany.

Safe Harbor Statement
Certain statements contained in this press release are “forward-looking statements” about future events and expectations for purposes of the safe harbor provisions under the United States Private Securities Litigation Reform Act of 1995. Forward-looking statements are based on our beliefs, assumptions, and expectations of industry trends, our future financial and operating performance, and our growth plans, taking into account the information currently available to us. These statements are not statements of historical fact. We have based these forward-looking statements on our current expectations and assumptions about future events. While our management considers these expectations and assumptions to be reasonable, they are inherently subject to significant business, economic, competitive, regulatory and other risks, contingencies and uncertainties, most of which are difficult to predict and many of which are beyond our control. Therefore, you should not place undue reliance on such statements. Words such as “anticipates,” believes,” “continues,” “estimates,” “expects,” “goal,” “objectives,” “intends,” “may,” “opportunity,” “plans,” potential,” “near-term,” long-term,” “projections,” “assumptions,” “projects,” “guidance,” “forecasts,” “outlook,” “target,” “trends,” “should,” “could,” “would,” “will,” and similar expressions are intended to identify such forward-looking statements. We qualify any forward-looking statements entirely by these cautionary factors. We assume no obligation to update or revise any forward-looking statements for any reason or to update the reasons actual results could differ materially from those anticipated in these forward-looking statements, even if new information becomes available in the future.
Use and Reconciliation of Non-IFRS Financial Measures
In addition to our results determined in accordance with IFRS, we believe the following non-IFRS financial measure is useful in evaluating our operating performance. We present “adjusted earnings before interest, taxes, depreciation and amortization” (“Adjusted EBITDA”) because we believe it assists investors and analysts by facilitating comparison of period-to-period operational performance on a consistent basis by excluding items that we do not believe are indicative of our core operating performance. The items excluded from the Adjusted EBITDA may have a material impact on our financial results. Certain of those items are non-recurring, while others are non-cash in nature. Accordingly, the Adjusted EBITDA is presented as supplemental disclosure and should not be considered in isolation of, as a substitute for, or superior to, the financial information prepared in accordance with IFRS, and should be read in conjunction with the condensed consolidated financial statements furnished in our report on Form 6-K filed with the SEC.
In our reconciliation from our reported IFRS “Profit before tax” to our Adjusted EBITDA, we eliminate the impact of the following four line items: (i) depreciation and amortization; (ii) finance income; (iii) finance expense; and (iv) other (income) expense. The below table sets forth the full reconciliation of our non-IFRS measures:

Reconciliation of non-IFRS measures	Three months ended December 31,		Year ended December 31,
(in millions, except percentages)	2025	2024	2025	2024
Profit for the interim period/year	$24.1	$35.8	$102.7	$124.4
Income tax expense	11.2	12.3	37.2	38.4
Profit before tax	35.3	48.1	139.8	162.9
Adjustments for:
Depreciation and amortization	2.6	1.1	7.4	5.2
Finance income	(6.9)	(13.4)	(19.7)	(29.2)
Finance expense	1.5	(0.5)	6.9	3.3
Other (income) expense, net	8.0	(0.1)	7.9	(0.3)
Adjusted EBITDA	$40.6	$35.1	$142.3	$141.9
Adjusted EBITDA margin	42.4%	42.9%	39.5%	41.6%
We encourage investors and others to review our financial information in its entirety and not to rely on any single financial measure.
Company Contact:
Joe Sigrist
ir@doubledown.com
+1 (206) 773-2266

Chief Financial Officer
https://www.doubledowninteractive.com
Investor Relations Contact:
Joseph Jaffoni or Christin Armacost
JCIR
+1 (212) 835-8500
DDI@jcir.com

DoubleDown Interactive Co., Ltd.
Condensed Consolidated Balance Sheets
(Unaudited, in thousands of U.S. dollars)

	December 31,	December 31,
	2025	2024

Assets
Cash and cash equivalents	$388,891	$334,850
Short-term investments	101,142	80,000
Accounts receivable, net	32,017	30,778
Prepaid expenses and other assets	5,523	7,614
Total current assets	$527,573	$453,242
Property and equipment, net	1,084	1,025
Right-of-use assets, net	4,273	4,308
Intangible assets, net	79,866	47,666
Goodwill	426,659	395,804
Deferred tax asset	180	3,373
Other non-current assets	906	746
Total non-current assets	$512,968	$452,922
Total assets	$1,040,541	$906,164
Liabilities and equity
Accounts payable and accrued expenses	$24,564	$14,990
Current lease liabilities	1,444	1,162
Income taxes payable	3,674	1,512
Contract liabilities	1,861	1,754
Current portion of borrowings with related party	34,846	—
Other current liabilities	1,760	3,966
Total current liabilities	$68,149	$23,384
Long-term borrowings with related party	—	34,014
Non-current lease liabilities	3,309	3,510
Deferred tax liabilities	17,360	—
Other non-current liabilities	1,338	3,223
Total non-current liabilities	$22,007	$40,747
Total liabilities	$90,156	$64,131
Equity
Share capital	21,198	21,198
Share premium	359,280	359,280
Accumulated other comprehensive income (loss)	(4,904)	(10,688)
Retained earnings	574,623	472,125
Equity attributable to DoubleDown Interactive Co. Ltd.	$950,197	$841,915
Equity attributable to non-controlling interests	188	118
Total equity	$950,385	$842,033
Total liabilities and equity	$1,040,541	$906,164

DoubleDown Interactive Co., Ltd.
Condensed Consolidated Statement of Profit or Loss and Other Comprehensive Income
(Unaudited, in thousands except share and per share amounts)

	Three months ended December 31,		Year ended December 31,
	2025	2024	2025	2024
Revenue	$95,786	$81,970	$359,938	$341,330
Operating expenses:
Cost of revenue	(25,864)	(24,469)	(101,564)	(103,541)
Sales and marketing	(16,459)	(10,415)	(59,420)	(46,210)
Research and development	(2,076)	(2,501)	(11,955)	(13,888)
General and administrative	(13,454)	(10,557)	(52,106)	(41,003)
Other income	162	186	375	536
Other expense	(8,167)	(55)	(8,308)	(209)
Total operating expenses	(65,858)	(47,811)	(232,978)	(204,315)
Operating profit	29,928	34,159	126,960	137,015
Finance income	6,854	13,436	19,726	29,152
Finance cost	(1,482)	494	(6,865)	(3,287)
Profit before income tax	$35,300	$48,089	$139,821	$162,880
Income tax expense	(11,194)	(12,313)	(37,168)	(38,441)
Profit for the interim period/year	$24,106	$35,776	$102,653	$124,439
Other comprehensive income (loss):
Pension adjustments, net of tax	117	(141)	256	162
Gain (loss) on foreign currency translation	322	(9,369)	5,528	(10,102)
Total comprehensive income for the interim period/year	$24,545	$26,266	$108,437	$114,499
Profit attributable to:
DoubleDown Interactive Co., Ltd.	24,089	35,684	102,498	124,105
Non-controlling interests	17	92	155	334
Total comprehensive income (loss) attributable to:
DoubleDown Interactive Co., Ltd.	24,528	26,173	108,282	114,227
Non-controlling interests	17	93	155	272

Earnings per share:
Basic	$9.72	$14.40	$41.37	$50.09
Diluted	$9.72	$14.40	$41.37	$50.09
Weighted average shares outstanding:
Basic	2,477,672	2,477,672	2,477,672	2,477,672
Diluted	2,477,672	2,477,672	2,477,672	2,477,672

DoubleDown Interactive Co., Ltd.
Condensed Consolidated Statement of Cash Flows
(Unaudited, in thousands of U.S. dollars)

	Year ended December 31,
	2025	2024
Cash flows from (used in) operating activities
Profit for the year	$102,653	$124,439
Adjustments to reconcile profit to net cash from operating activities:
Depreciation and amortization	7,448	5,186
Unrealized gain on foreign currency	(470)	(8,357)
Unrealized loss on foreign currency	2,040	45
Gain on foreign currency transaction	(2,642)	—
Loss on foreign currency transaction	1,597	—
Gain on valuation of financial assets	(105)	—
Loss on valuation of financial assets	48	766
Loss on valuation of short-term investment	710	—
Interest income	(16,259)	(15,657)
Interest expense	1,901	2,049
Miscellaneous income	30	(267)
Provision for severance benefits	461	140
Other long-term employee benefits	(889)	1,625
Impairment loss of Goodwill	8,011	—
Income tax expense	37,168	38,441
Working capital adjustments:
Accounts receivable	3,317	1,462
Prepaid expenses, and other assets	636	3,142
Other non-current assets	(55)	1,745
Accounts payable and accrued expenses	3,183	5,512
Contract liabilities	(103)	(766)
Other current and non-current liabilities	(2,729)	(810)
Cash generated from operations	$145,951	$158,695
Interest received	18,051	13,542
Interest paid	(278)	(11,036)
Income taxes paid	(26,954)	(12,755)
Net cash inflow from operating activities	$136,770	$148,446
Cash flows from investing activities
Acquisition of WHOW Games	(61,588)	—
Purchase of property and equipment	(190)	(867)
Disposal of property and equipment	22	11
Purchase of intangible assets	(102)	(17)
Purchase of financial assets at fair value through profit or loss	(9,761)	—
Disposal of financial assets at fair value through profit or loss	10,232	—
Purchase of short-term investments	(263,892)	(80,990)
Sales of short-term investment	243,576	66,250
Net cash (outflow) from investing activities	$(81,703)	$(15,613)
Cash flows from financing activities
Repayment of lease liabilities	(1,269)	(1,700)
Payment of dividends	(85)	(311)
Net cash (outflow) from financing activities	$(1,354)	$(2,011)
Net increase (decrease) in cash and cash equivalents	$53,713	$130,822
Effect of exchange rate changes on cash and cash equivalents	$329	$(2,884)
Cash and cash equivalents at beginning of the year	$334,850	$206,911
Cash and cash equivalents at end of the year	$388,892	$334,850